Exhibit 99.1

ElectraMeccanica Reports Fourth Quarter and Full Year 2020 Financial Results

VANCOUVER, British Columbia, March 23, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, reported financial results for the fourth quarter and full year ended December 31, 2020 in conjunction with the filing of its Annual Report on Form 20-F earlier today.

Recent Company Highlights

•Selected Mesa, AZ, in the greater Phoenix area, for the Company’s U.S. based assembly facility and engineering technical center. The decision marked the culmination of a year-long nationwide search. The proposed facility in Mesa will support ElectraMeccanica’s strategic plan to meet anticipated demand for its flagship SOLO EV. When fully operational, the facility is expected to create up to 500 new jobs and will be capable of producing up to 20,000 SOLOs per year. Altogether it will feature both a light vehicle assembly plant along with a state-of-the-art engineering technical center, including multiple labs to support comprehensive research facilities as well as vehicle chassis, battery pack and power electronics testing workshops. The Company will also work with local municipalities to initiate a pilot “SOLO share” program as part of its larger drive, share, utility and fleet ecosystem.

•Expanded the SOLO retail footprint into ten (10) additional high-end shopping centers and related areas as well as two (2) new states. After the opening of seven (7) new locations in May and June, the Company will then operate a total of twenty (20) retail locations, counting eleven (11) in California, five (5) in Arizona, two (2) in Oregon, one (1) in Washington and one (1) in Colorado.

•Delivered a limited first shipment of SOLO EVs into the U.S. In-line with the Company’s ongoing vehicle rollout strategy, these SOLO EVs will be and have been used specifically for high ROI activities, including press events, marketing, retail distribution, test drives, corporate and advertising purposes and fleet demonstrations.

•Hosted a “SOLO Drive Tour” for early adopters, providing select reservation holders with the opportunity to look, see and “Drive SOLO.” The multi-state tour began in Scottdale, AZ, in the first quarter of 2021, and will be followed by events in Cerritos, Walnut Creek and Corte Madera, CA, as well as in Portland, OR.

•Scaled the “Drive SOLO” marketing campaign to key eco-conscious cities with existing SOLO EV retail presences. Drive SOLO is aimed at educating and challenging consumers to reconsider their driving habits, particularly when commuting to work, the gym or visiting friends. The tradition/digital hybrid campaign features approximately 300 billboard and digital mall displays as well as social content across the Company’s Facebook, LinkedIn, Twitter and Instagram pages.

Management Commentary
“2020 was a transformative year for ElectraMeccanica, one that began with the launch of our first retail locations and ended with the arrival of the first production SOLO EVs onto U.S. soil,” said Company CEO Paul Rivera. “In a relatively short amount of time, we have expanded our geographic presence across soon-to-be 20 locations in five U.S. states and made great progress in building our order book to support our long-term scaling efforts. We’re also close to breaking ground on our new U.S. facility in Mesa, which, when complete, will dramatically increase our technical and production capabilities while creating hundreds of new jobs for the local economy.

Fourth Quarter 2020 Financial Summary (All amounts reported in USD)

•Cash and cash equivalents and short-term deposits were $129.5 million as of December 31, 2020, compared with $8.6 million as of December 31, 2019.

•Cash used in operations in the fourth quarter of 2020 was $10.5 million, compared with cash used in operations of $3.6 million in the same year-ago quarter.

•Total revenue in the fourth quarter of 2020 was $224,000, compared to $238,000 in the same year-ago quarter. The decrease in revenue was primarily attributable to a decrease in revenue associated with the sale of custom-built roadsters.

•General and administrative expenses in the fourth quarter of 2020 were $3.8 million, compared to $1.7 million in the same year-ago quarter. The increase in G&A expenses was primarily due to increased rent, office, legal and professional, investor relations and salary expense, offset by decreased consulting fees.

•Research and development expenses in the fourth quarter of 2020 were $3.8 million, compared to $2.0 million in the same year-ago quarter. The increase in R&D expenses was primarily due to an increase in labor costs, offset by a decrease in materials costs.

•Operating loss in the fourth quarter of 2020 was $11.1 million, compared to an operating loss of $6.3 million in the same year-ago quarter. The increase in operating loss was primarily due to increases in G&A, R&D and sales and marketing expenses.

•Net loss in the fourth quarter of 2020 was $41.1 million, compared to a net loss of $6.1 million in the same year-ago quarter. The increase in net loss was primarily related to the increased expenses previously noted as well as a change in the fair value of the Company’s warrant derivative liability.

Full Year 2020 Financial Summary (All amounts reported in USD)

•Cash used in operations in 2020 was $22.5 million, compared to $16.9 million in 2019.

•Total revenue in 2020 was $569,000, compared to $586,000 in 2019. The decrease in revenue was primarily attributable to a decrease in revenue associated with the sale of custom-built roadsters.

•General and administrative expenses in 2020 were $8.8 million, compared to $6.1 million in 2019. The increase in G&A expenses was primarily due to increased rent, office, legal and professional, investor relations and salary expense, offset by decreased consulting fees.

•Research and development expenses in 2020 were $7.9 million, compared to $7.2 million in 2019. The increase in R&D expenses was primarily due to an increase in labor costs, offset by a decrease in materials costs.

•Operating loss in 2020 was $27.2 million, compared to $20.7 million in 2019. The increase in operating loss was primarily due to increases in G&A, R&D, sales and marketing expenses as well as increased stock-based compensation expenses.

•Net loss in 2020 was $63.0 million, compared to $23.2 million in 2019. The increase in net loss was primarily related to the increased expenses previously noted as well as a change in the fair value of the Company’s warrant derivative liability.

Company CFO Bal Bhullar added, “We ended the year with more than $129 million in cash on the balance sheet, putting us in the driver’s seat heading into 2021. With the construction of our U.S. assembly facility and engineering technical center on the horizon, we are in our strongest financial position to date, both from a cash position as well as our controls and procedures. As we continue to scale our production efforts going forward, there will need to be additional strategic investments in R&D, sales and marketing, and other key areas. While we are making investments to support ElectraMeccanica’s long-term growth, our focus remains on conservate capital allocation and risk mitigation.”

The SOLO is a purpose-built, three-wheeled, all-electric solution for the urban environment. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO features front and rear crumple zones, side impact protection, roll bar and torque-limiting control, as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders here.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Company Contact
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Michelle Ravelo
R&CPMK for ElectraMeccanica
(714) 403-9534
michelle.ravelo@rogersandcowanpmk.com

Source: ElectraMeccanica Vehicles Corp.

Released March 23, 2021